Filed by LIV Capital Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LIV Capital Acquisition Corp.
Commission File No. 001-39157
Date: May 10, 2021

In connection with the previous announced business combination of AgileThought, Inc. (“AgileThought”) and LIV Capital Acquisition Corp. (“LIV Capital”), the following is the transcript of a conference call held on May 10, 2021 by members of the managements of AgileThought and LIV Capital regarding the business combination.

VIAVID
communications simplified.

AgileThought and LIV Capital Acquisition Corp. Conference Call

May 10, 2021

AgileThought and LIV Capital Acquisition Corp. Conference Call, May 10, 2021

CORPORATE PARTICIPANTS

Olga Shinkaruk, *Vice President, Investor Relations, AgileThought, Inc.*

Alex Rossi, *Managing Partner, Co-Founder, Chairman, and CFO, LIV Capital Acquisition Corp.*

Manuel Senderos, *Founder, Chairman, and Chief Executive Officer, AgileThought, Inc.*

Jorge Pliego, *Chief Financial Officer, AgileThought, Inc.*

PRESENTATION

Olga Shinkaruk

Hi, everyone. I'm Olga Shinkaruk from AgileThought and I'd like to welcome you to the AgileThought and LIV Capital Acquisition Corp. Announcement Webcast.

Before we get started, I need to go through some of the fine print. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by LIV Capital and may be accessed on the SEC's website, including the exhibits thereto.

There is an investor deck filed with the SEC by LIV Capital as a 425 filing which may be helpful to reference in conjunction with this presentation. The presentation can also be found at AgileThought.com under the Investor section.

Please review the disclaimers and reconciliations to non-GAAP financial information included therein, and refer to that as a guide for today's discussion.

With that, it's my pleasure to turn it over to Alex Rossi, the Managing Partner, Co-Founder, Chairman, and the CFO of LIV Capital. Alex, thank you very much.

Alex Rossi

Thank you and good morning, everyone. It's great to be here with you today to present the proposed merger between AgileThought and LIV Capital Acquisition Corp.

My name is Alex Rossi, and I'm a Managing Partner and Co-Founder of LIV Capital, a leading alternative asset manager in Mexico and Latin America. I am also Chairman of LIV Capital Acquisition Corp., an $80.5 million SPAC that we raised in December of 2019.

Our primary goal at LIV is to partner with world-class management teams and founder groups to drive growth and increase the value of our investments. We decided to raise a SPAC over a year ago, fully convinced that partnering with a public market ready, mid-cap company with a strong track record of

1

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
1-888-562-0262 1-604-929-1352 www.viavid.com

AgileThought and LIV Capital Acquisition Corp. Conference Call, May 10, 2021

success would benefit enormously from the permanent capital base that a public listing can achieve. After evaluating over 80 different companies, we think that AgileThought is the best of what we saw, and is an upcoming leader in one of the most compelling market segments out there; pure play, digital transformation.

We've known Manuel and followed AgileThought over the years, highly impressed by its great progress and really strong management team. We love that we are bringing to the public markets a U.S.-based company with a substantial Mexican presence and strong ties to the Mexican community that allows it to take advantage of attractive cross-border synergies. AgileThought has a great history of consistent execution and is attacking a large addressable market, which we think makes it an ideal candidate for a Nasdaq listing.

By completing this merger and raising fresh capital, the results could be exponential. We believe in it so much that our firm, LIV Capital, is investing $20 million from our most recent private equity fund, which is backed by the largest pensions in Mexico, in order to anchor the PIPE. We will be taking a board seat at the Company after the combination, and working very closely with Manuel and his team to drive growth initiatives.

Let me give you a quick summary of the deal. Our business combination will create a public, pure play, digital transformation company with a pro forma enterprise value of approximately $482 million. We're raising $124 million in the deal with $43 million coming from the PIPE, and $81 million from the proceeds of the trust, assuming full conversion. Existing shareholders will be rolling over 100% of their equity. This valuation represents a greater than 60% discount to our direct peer group, which includes companies like Endava, Globant, EPAM, and Grid Dynamics, and it also means we've priced this transaction right, with a 2.6x multiple of enterprise value to '21 revenues, and 14.7x enterprise value to EBITDA.

The main use of proceeds will be to pay down existing debt, which will allow the Company to maximize cashflow generation for both organic and inorganic growth. Post-merger, the Company will be well-funded, have a 30% public float, and most importantly, current management as operators and substantial holders of the stock.

So, as you can tell, we're quite excited about this business combination, and feel that we have found a great target in AgileThought. We are excited to join the AgileThought team and help take this business to the next level.

On that note, it is my pleasure to turn it over to Manuel Senderos, AgileThought's Founder and CEO. Thank you so much.

Manuel Senderos

Thanks, Alex.

Hello, everyone. My name is Manuel Senderos. I am the Founder and CEO of AgileThought for the last 20 years. We founded the Company in 2000, so quite a long way up to this point.

I'll tell you a little bit about the Company, so that you're able to understand what we do. We innovate, build, and run the next generation digital enterprise. What that really means is that we're a pure play digital solutions provider, we create software for very large enterprises to be able to do their digital transformation initiatives and better compete in the ongoing digital market that is developing at a very rapid pace.

2

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
1-888-562-0262 1-604-929-1352 www.viavid.com

AgileThought and LIV Capital Acquisition Corp. Conference Call, May 10, 2021

We do that with three life cycle components; innovate, build, and run. We help companies innovate on their business model, determine what's the best way to approach the market in a digital way, we build them the applications in a very collaborative fashion, and then we help them run those applications, but continuously improve those applications as they run what we now call DevOps, Development and Operations. We achieve that in a very competitive way with both onshore teams in the U.S. and nearshore teams throughout Latin America, mainly Mexico as our biggest footprint in terms of delivery.

We are headquartered in Dallas, Texas, and we only serve the very large blue-chip customers. We are focused in the U.S. Whatever we serve in the Latin American market is also global large enterprise, typically U.S. enterprise or European global enterprise. We expect to be, in 2021, a $184 million company, which was just a bit shy of what we were before COVID. Most importantly here, what I think is important to remark is 85% of our revenue comes from existing customers. So, a really high level of reoccurrence with our customers, very long-term relationships, and very deep knowledge into their industries and their business models. So, obviously, very entrenched into their technologies.

We address a significant opportunity here. It's a massive $750 billion digital transformation market just for services, and we are right in the middle of that and very well-positioned to take a good chunk of that, if we continue to do things the right way. Being a pure play, digital transformation provider puts us in the forefront to be selected as one of the prime vendors for most of these large enterprises to help them with their digital initiatives.

We use, as mentioned before, onshore and nearshore capabilities for delivery, but within an Agile and DevOps manner, which, for those of you who understand this, needs to be a very collaborative model. In essence, it needs to be on the same time zone, and as close to the customer as you can because it does require a lot of input and a lot of collaboration from customers and development teams in order to deliver the right software in an Agile way, which is in a continuous way. It's not a traditional waterfall model where you would do a big build and then you would stop and then maybe do a second build a few months later or a few years later. This model, Agile and DevOps, it's about continuous delivery with very short periods and results. That's a key centerpiece of our opportunity because it keeps us very sticky with our clients, it keeps us very, very entrenched into their systems and their business models.

We have a culture of excellence in terms of our team and our delivery. It's a very high value delivered to our customers that involves very highly skilled engineers, data scientists, and software developers to achieve this. We have proven throughout the years that we are a high growth and profitable business, and really taking advantage of this business opportunity that's in front of us.

Now, we have made, throughout the last six years, 11 acquisitions, and those acquisitions had been focused very specifically to make sure that we are a complete one-stop shop, full cycle vendor for those large enterprises. So, all the way from innovate, build, and run, within those layers, we have the right capabilities in terms of the most modern, digital trends; AI, ML analytics, Agile development, ecommerce, UX, UI, to name a few, combined with the Agile DevOps model to help those customers digitally transform and run their businesses.

Now, this cycle is very, very tight. It's a continuous cycle; innovate, build, and run. Typically, it goes as two-week sprints, in which you compress innovate, build, and run in those two-week sprints, and you actually deliver a running, functioning piece of software that can go out to market right away. You very quickly learn from that, get feedback from the end user, and then you do your next sprint and iterate over that delivery of the next one. You're constantly upgrading and enhancing the software that you are delivering. That's critical for the customers that we are helping with our digital strategies because they do have to compete with the digitally born players that are coming into the market continuously. So, they have to evolve fast and in this fashion.

3

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

AgileThought and LIV Capital Acquisition Corp. Conference Call, May 10, 2021

In terms of market, we address the U.S. market as a primary market. 67% of our revenue today comes from the U.S. We expect that to move up to 85% in the coming years, and the remainder is Latin America. As I mentioned before, Latin America, we only serve the U.S. global customers or European global customers throughout Latin America. At the end of the day, we're serving the same type of customers, both in the U.S. and LATAM.

In terms of our industry expertise, which is critical, our big focus is on financial services, which has an enormous opportunity for digital transformation, healthcare, CPG and retail, technology, and professional services. All of them with incredible opportunities for improvement in digital transformation in order to compete with a digitally born new breed of competitors that are coming their way all the time.

At the end of the day, our customers are looking at the time to market acceleration. They need to be in front of the customers with their best solutions as fast as they can. That has now taken precedence over lower costs of delivery. The saying goes, time to market is the new cost. Our customers are typically focused on that and not focused on obtaining the best and cheapest software delivery, which they can typically obtain in an offshore fashion through the Asian companies but not available for real Agile and DevOps in an offshore fashion because it's very complicated, so you really have to do it in a nearshore or onshore format to make this new way of delivering software really effective. That's why we think we are very well-positioned to compete in this changing environment that is really changing into our advantage.

Now, we address a U.S. market as our primary market but as well in terms of delivery, we have a good portion of our footprint in terms of delivery in the U.S. mainly in the Tampa region. Tampa and St. Petersburg region are fantastic locations to have a technology hub, and we augment that with capabilities throughout the Americas, which mostly are on the same time zone. Basically, Mexico, Brazil, Argentina, Costa Rica, etc., all of which present very high competitive advantages versus the offshoring solutions that the Asian companies could bring to the market.

Obviously, one of them being the same time zone, but the other one is that the talent pool in all of those countries and especially in Mexico, the talent pool is very, very large. So, we're talking about Mexico being the eighth largest country in the world and the second largest country in Latin America. So, a big talent pool, close to 120,000 graduates per year. Good English skills and the ability to collaborate on the same time zone, but also the ability to travel to the U.S. within the free trade market, of which Mexico is a part of. We're able to bring those teams face-to-face with our clients when needed and then bring them back to their original country for the longer term. So, not actually needing to land them in the U.S. locations because the time zone allows them to interact in a very collaborative fashion that Agile development requires.

Obviously, as we do more work in the nearshore fashion, we not only are able to improve our bill rate to our customers and give them the benefit of a lower bill rate throughout the development cycle, but we also have the ability to improve our gross margin, so our gross margins significantly improves as we do more nearshore versus onshore. We believe a combination of both is the best approach. So, between 75% to 25% mix, being 75% nearshore, 25% onshore, we believe is an adequate formula. Obviously, this varies depending on each engagement, but a combination of the two is very, very power.

We have many areas of growth, but I'll state three main areas that's we'll focus going forward. Continue to focus on our large enterprise accounts which have the need to invest in digital transformation on a continuous basis. The way we categorize our ideal client profile is a client that is able and willing to spend above $5 million year-after-year on digital transformation. Obviously, from $5 million to $50 million to $100 million, depending on the client. That's our ideal client profile, and we try not to stray away from that profile.

4

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
1-888-562-0262 1-604-929-1352 www.viavid.com

AgileThought and LIV Capital Acquisition Corp. Conference Call, May 10, 2021

Within those accounts, if we do our work correctly, which we typically do, we have the ability to expand our wallet share and capture more of that budget that they're spending in digital transformation. As I mentioned since these are very, very large enterprises, there's typically a lot of wallet share to be captured. One element of growth is focusing on those accounts and growing our wallet share. Obviously, the other element is capturing new logos for new accounts with the same profile of the aforementioned. So, they have a big requirement of investing in digital transformation.

The third one would be our M&A approach. As I've said before, we've done 11 acquisitions in the past, and we will continue to do that in a form of tuck in acquisitions year-over-year, as most of our comparables have done, to enhance and augment our capabilities, our client's portfolio, and our talents.

At this stage of the Company, we do have some client concentration, 75% of our 2021 revenue comes from our Top 20 accounts. Now, this is both an opportunity in terms of wallet share growth, but it's also a challenge that we need to overcome as we increase our capture of new logos and new customers month after month. As we continue on this pace, we will diminish that concentration going forward, significantly.

Right now, what we are experiencing after COVID is the realization for our customers, that they need to double down in digital investment. What we've seen is a 3x growth in our sales pipeline with existing and new clients, so, huge amounts of deals coming in through our sales teams for these customers to really double down on their digital efforts. We've seen this across the board, and we are very, very bullish in how we're looking at the 2021 numbers and '22. Numbers with these investments are being released by our large customers.

We have made a big effort in comprising a top-level executive team that comes both from the large enterprise and the entrepreneurial part of the enterprise. This combination, we think, is very, very powerful. People who understand how to operate at scale, and people who understand how to innovate and be flexible and nimble in this new digital changing environment.

Now, I'll introduce Jorge Pliego, who is our CFO, to talk about the financial projections of the Company. Thank you.

Jorge Pliego

Thank you, Manuel. Hi, everyone.

By way of introduction, my name is Jorge Pliego. I have been the CFO at AgileThought for almost five years and my background is from the FMCG world, where I spent nearly 30 years in companies like Proctor & Gamble, Sara Lee, Kellogg's, Avery Dennison and Diageo.

Let me take you now to some of our financial performance and projections highlights. Our business posted important double-digit growth during 2018 and 2019. In 2020 the COVID pandemic impacted particularly three of our largest customers during the second half of the year. Our business, however, decided to importantly invest in a complete transformation of our commercial organization, particularly in the U.S. This investment started to pay off already in Q1 of 2021, and we are expecting a return to double digit growth for this year.

For 2022, our business will be in full swing mode where we expect to see growth well above pre-COVID levels and more than 20% above 2021.

In terms of gross margins, as Manuel discussed before, we will be leveraging more on our near-term infrastructure which reflects into improved gross margin levels to 33% in 2021 and 34% in 2022.

5

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
1-888-562-0262 1-604-929-1352 www.viavid.com

AgileThought and LIV Capital Acquisition Corp. Conference Call, May 10, 2021

Translating all this to EBITDA, you can see that this reflects in a 2021 growth already above pre-COVID levels and accomplishing levels of 18% as a percentage of revenue.

Now, you will be able to see a more detailed breakdown of our 2021 predictions. Q1, as we were discussing, will be posting a return to growth on a sequential basis, by around 8%. We expect Q2 and the subsequent quarters to post double digit growth on a sequential basis, where Q2 will already show more than a 20% growth versus Q4 of 2020.

From a headcount point of view, this return to accelerated growth has also brought our recruiting teams to work full steam. We are recruiting now at an average of a hundred consultants per month and expect that trend to continue throughout the rest of 2021.

Last but not least, let me talk a bit about our productivity and efficiency plan. While we expect our revenue per billable employee to remain stable for this and the coming year, we do expect important gains from a gross margin point of view. This will be a direct result of an accelerated growth of our nearshore infrastructure versus the onshore one. By 2022, nearly 70% of our delivery will be done via nearshore, while in 2020 nearshore represented 63% of the delivery. Translating this to numbers, you will see that our gross margin percent improves from 31% in 2020 to 34% in 2022.

We will discuss about our long-term view, but I will turn it back to Manuel to comment on it. Thank you very much.

Manuel Senderos

Thanks, Jorge.

So, just to summarize to everybody, what you should expect from our Company is a continuous growth of 20% organically which would be in line with our peers and the growth of the market we are addressing, which is actually growing between 15% to 17%, depending on who you're reading. You should expect us to be above 35% growth margins. Actually, I think we can continuously improve those gross margins as we use more nearshore capacity going forward. You should expect us to have between 18% to 20% EBITDA margins as those will obviously follow the gross margins, and we'll reinvest anything that's above that into our sales efforts.

In terms of benchmarking, as you can see our comparables, we compare very well or favorably. In terms of revenue growth, EBITDA margins, and billable revenue per employee, which is what I think is one of the key statements of value delivered to our customers. So, being above $77,000 per employee is, I believe, a testament to the high quality of services that we deliver.

Same as our comparables, these type of companies are high cash flow generating companies. As you can see, our free cash flow generation is very, very high. There is very little Capex and very little investment in R&D, so most of our EBITDA would actually convert into cash. As we delever the Company with this initiative going public through the SPAC, we'll clean up our balance sheet and make sure a lot of that EBITDA turns up in our balance sheet.

I'll keep it there. Thanks, everybody. Thanks for listening. I hope this was helpful, and I hope you can join us in this journey that we are experiencing. Bye-bye.

6

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

* * *

IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of LIV Capital for their consideration. LIV Capital intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to LIV Capital’s shareholders in connection with LIV Capital’s solicitation for proxies for the vote by LIV Capital’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to AgileThought’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, LIV Capital will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. LIV Capital’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with LIV Capital’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about LIV Capital, AgileThought and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by LIV Capital, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Torre Virreyes, Pedregal No. 24, Piso 6-601, Col. Molino del Rey México, CDMX, 11040.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

LIV Capital, AgileThought and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from LIV Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of LIV Capital’s shareholders in connection with the proposed business combination will be set forth in LIV Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about LIV Capital’s directors and executive officers in LIV Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on March 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and sales pipeline, projections regarding clients and maintaining and growing client relationships, potential future business expansion opportunities and growth strategies, AgileThought’s cash resources, sources of cash and indebtedness, AgileThought’s ability to source and retain talent, the potential benefits and commercial attractiveness to its clients of AgileThought’s services, potential results and benefits of the proposed business combination, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of AgileThought’s and LIV Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AgileThought and LIV Capital. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of LIV Capital or AgileThought is not obtained; AgileThought’s ability to execute on its business model, potential business expansion opportunities and growth strategies, retain and expand clients’ use of its services and attract new clients, and source and maintain talent; risks relating to AgileThought’s sources of cash and cash resources; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to AgileThought; AgileThought’s ability to manage future growth; the effects of competition on AgileThought’s future business; the amount of redemption requests made by LIV Capital’s public shareholders; the ability of LIV Capital or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in LIV Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors” filed with the SEC on March 30, 2021 and other documents of LIV Capital filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LIV Capital nor AgileThought presently know or that LIV Capital and AgileThought currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LIV Capital’s and AgileThought’s expectations, plans or forecasts of future events and views as of the date of this communication. LIV Capital and AgileThought anticipate that subsequent events and developments will cause LIV Capital’s and AgileThought’s assessments to change. However, while LIV Capital and AgileThought may elect to update these forward-looking statements at some point in the future, LIV Capital and AgileThought specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LIV Capital’s and AgileThought’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.